As filed with the Securities and Exchange Commission on July 11, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Synopsys, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
par value $0.01 per share
(Title of Class of Securities)

871607-10-7
(CUSIP Number of Class of Securities of Underlying Common Stock)

Aart J. de Geus
Chief Executive Officer
Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043
(650) 584-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian E. Cabrera, Esq. Erika Varga McEnroe, Esq. Synopsys, Inc. 700 East Middlefield Road Mountain View, California 94043 (650) 584-5000	Timothy J. Moore, Esq. Brett D. White, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$667,742	$20.50

*

Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all 53,466 options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $667,742 as of July 5, 2007, calculated based on a Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Amend Eligible Options, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), under the section entitled Offer to Amend Eligible Options and the section entitled Summary Term Sheet & Frequently Asked Questions are incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)          Name and Address. The name of the issuer is Synopsys, Inc., a Delaware corporation (the “Company”), the address of its principal executive office is 700 East Middlefield Road, Mountain View, California 94043 and the telephone number of its principal executive office is (650) 584-5000. The information set forth in the Offering Memorandum under Section 15, Information About Synopsys, is incorporated herein by reference.

(b)          Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company pursuant to which the Company is offering certain option holders the opportunity to amend certain portions of certain stock options to purchase the Company’s common stock to increase the exercise price of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under the Income Tax Act (Canada). The Company is making the Offer (as defined in the Offering Memorandum) upon the terms and subject to the conditions described in this Offering Memorandum, including the conditions described in Section 7 of the Offering Memorandum. The stock options that are the subject of the Offer are those stock options that have each of the following characteristics:

•                                          were granted to an “Eligible Optionee” under the Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, as amended or 2005 Assumed Stock Option Plan (collectively, the “Plans” and individually, a “Plan”);

•                                          were granted on any of the dates set forth in Attachment A to the Offering Memorandum during the period from July 13, 1999 to August 17, 2005;

•                                          were granted with an exercise price per share that was less, or may have been less, than the fair market value per share of the Company’s common stock underlying the option on the option’s accounting measurement date;

•                                          are beneficially owned by current employees of the Company or an affiliate of the Company as of the “Expiration Time” that are subject to Canadian taxation;

•                                          are still outstanding and unexercised on the date the Offer expires, subject to the further terms and conditions set forth in the Offering Memorandum.

Option holders who elect to amend their Eligible Options (as defined in the Offering Memorandum) will receive an email within five (5)  business days after the Expiration Time (as defined in the Offering Memorandum) confirming their amendments and elections, pursuant to which portions of such options will be amended to increase the exercise price. The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options tendered for amendment by Eligible Optionees (as defined in the Offering Memorandum). The information set forth in the Offering Memorandum under Section

1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c)          Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)          Name and Address. The information set forth under Item 2(a) above, under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, and under Section 15, Information about Synopsys, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)          Material Terms. The information set forth in the Offering Memorandum under the section entitled Offer to Amend Eligible Options, the section entitled Summary Term Sheet & Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, Section 2, Purpose of the Offer, Section 3, Status of Eligible Options Not Amended in the Offer, Section 4, Procedures for Amending Eligible Options, Section 5, Change in Election, Section 6, Acceptance of Eligible Options for Amendment, Section 7, Conditions of the Offer, Section 10, Accounting Consequences of the Offer, Section 11, Legal Matters; Regulatory Approvals, Section 12, Material Canadian Federal and Provincial Tax Consequences and Section 13, Extension of Offer; Termination; Amendment is incorporated herein by reference.

(b)          Purchases. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)          Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)          Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)          Use of Securities Acquired. Not applicable.

(c)          Plans. At present, the board of directors is composed of nine members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)          Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; Additional Considerations; The Amended Options; Expiration and Extension of Offer, Section 10, Accounting Consequences of the Offer and Section 14, Fees and Expenses is incorporated herein by reference.

(b)          Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d)          Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)          Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b)          Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)  Solicitations or Recommendations. The information set forth in the Offering Memorandum under Section 14, Fees and Expenses, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)          Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for its fiscal year ended October 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) on January 11, 2007, including all material incorporated by reference therein, and in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2007, filed with the SEC on June 6, 2007, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 15, Information About Synopsys, Section 16 Additional Information, and Risk Factors Related to the Offer (beginning on Page 1), is incorporated herein by reference. The Company’s Annual Report on Form 10-K can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)          Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1)   The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2)   The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)   Not applicable.

(4)   Not applicable.

(5)   Not applicable.

(b)  Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated July 11, 2007.
99.(a)(1)(B)	Form of email announcing commencement of Offer.
99.(a)(1)(C)	Form of reminder email to Eligible Optionees who have not elected.
99.(a)(1)(D)	Form of Cover Letter to Election Form (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(E)	Form of Election Form (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(F)	Form of Email: Election Confirmation Statement (Pre-Expiration Time for Offer Participants) (See Attachment C to Offer to Amend Eligible Options).
99.(a)(1)(G)	Form of Email: Final Election Confirmation Statement (Pre-Expiration Time for Offer Non-Participants) (See Attachment D to Offer to Amend Eligible Options).
99.(a)(1)(H)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants) (See Attachment E to Offer to Amend Eligible Options).
99.(a)(1)(I)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants) (See Attachment F to Offer to Amend Eligible Options).
99.(a)(1)(J)	Transcript of voicemail announcement from Brian M. Beattie, Chief Financial Officer, to Canadian employees regarding Offer to Amend read on July 11, 2007.
99.(a)(1)(K)	Announcement Canadian Tax Settlement for Discounted Options dated July 11, 2007.
99.(a)(1)(L)	Synopsys Canada HR Website and Frequently Asked Questions dated July 11, 2007.
99.(a)(1)(M)	Form of email to employees eligible for settlement offer.
99.(a)(1)(N)	Slide presentation to be made at employee meetings.
99.(a)(1)(O)

Synopsys, Inc.’s Annual Report on Form 10-K, for its fiscal year ended October 31, 2006, filed with the SEC on January 11, 2007, as amended by Form 10-K/A filed with the SEC on March 12, 2007, and incorporated herein by reference.

99.(a)(1)(P)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended January 31, 2007, filed with the SEC on March 9, 2007, and incorporated herein by reference.
99.(a)(1)(Q)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended April 30, 2007, filed with the SEC on June 6, 2007, and incorporated herein by reference.
99.(a)(1)(R)

Synopsys, Inc.’s Current Reports on Form 8-K, filed with the SEC on December 11, 2006, March, 28, 2007, May 23, 2007 (but only with respect to the information disclosed under Item 5.02 therein and excluding any information furnished under Item 2.02 and exhibits relating thereto), June 1, 2007 and June 15, 2007 and incorporated herein by reference.

99.(b)	Not applicable.
99.(d)(1)(A)

Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, as amended, filed as Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on November 9, 1999 and incorporated herein by reference.

99.(d)(1)(B)	Synopsys, Inc. 2005 Assumed Stock Option Plan, filed as Exhibit 10.34 to the Current Report on Form 8-K filed with the SEC on September 12, 2005 and incorporated herein by reference.
99.(d)(1)(C)	Form of Stock Option Agreement used in connection with the Synopsys, Inc. 1998 Non-Statutory Stock Option Plan and 2005 Assumed Stock Option Plan.
99.(g)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2007

SYNOPSYS, INC.

By:	/s/ Brian E. Cabrera
Brian E. Cabrera
Vice President, General Counsel
and Corporate Secretary

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Amend Eligible Options, dated July 11, 2007.
99.(a)(1)(B)	Form of email announcing commencement of Offer.
99.(a)(1)(C)	Form of reminder email to Eligible Optionees who have not elected.
99.(a)(1)(D)	Form of Cover Letter to Election Form (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(E)	Form of Election Form (See Attachment B to Offer to Amend Eligible Options).
99.(a)(1)(F)	Form of Email: Election Confirmation Statement (Pre-Expiration Time for Offer Participants) (See Attachment C to Offer to Amend Eligible Options).
99.(a)(1)(G)	Form of Email: Final Election Confirmation Statement (Pre-Expiration Time for Offer Non-Participants) (See Attachment D to Offer to Amend Eligible Options).
99.(a)(1)(H)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Participants) (See Attachment E to Offer to Amend Eligible Options).
99.(a)(1)(I)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time for Offer Non-Participants) (See Attachment F to Offer to Amend Eligible Options).
99.(a)(1)(J)	Transcript of voicemail announcement from Brian M. Beattie, Chief Financial Officer, to Canadian employees regarding Offer to Amend read on July 11, 2007.
99.(a)(1)(K)	Announcement Canadian Tax Settlement for Discounted Options dated July 11, 2007.
99.(a)(1)(L)	Synopsys Canada HR Website and Frequently Asked Questions dated July 11, 2007.
99.(a)(1)(M)	Form of email to employees eligible for settlement offer.
99.(a)(1)(N)	Slide presentation to be made at employee meetings.
99.(a)(1)(O)

Synopsys, Inc.’s Annual Report on Form 10-K, for its fiscal year ended October 31, 2006, filed with the SEC on January 11, 2007, as amended by Form 10-K/A filed with the SEC on March 12, 2007, and incorporated herein by reference.

99.(a)(1)(P)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended January 31, 2007, filed with the SEC on March 9, 2007, and incorporated herein by reference.
99.(a)(1)(Q)	Synopsys, Inc.’s Quarterly Report on Form 10-Q, for its fiscal quarter ended April 30, 2007, filed with the SEC on June 6, 2007, and incorporated herein by reference.
99.(a)(1)(R)

Synopsys, Inc.’s Current Reports on Form 8-K, filed with the SEC on December 11, 2006, March, 28, 2007, May 23, 2007 (but only with respect to the information disclosed under Item 5.02 therein and excluding any information furnished under Item 2.02 and exhibits relating thereto), June 1, 2007 and June 15, 2007 and incorporated herein by reference.

99.(b)	Not applicable.
99.(d)(1)(A)

Synopsys, Inc. 1998 Non-Statutory Stock Option Plan, as amended, filed as Exhibit 10.1 to the Registration Statement on Form S-8, filed with the SEC on November 9, 1999 and incorporated herein by reference.

99.(d)(1)(B)	Synopsys, Inc. 2005 Assumed Stock Option Plan, filed as Exhibit 10.34 to the Current Report on Form 8-K filed with the SEC on September 12, 2005 and incorporated herein by reference.
99.(d)(1)(C)	Form of Stock Option Agreement used in connection with the Synopsys, Inc. 1998 Non-Statutory Stock Option Plan and 2005 Assumed Stock Option Plan.
99.(g)	Not applicable.